Exhibit 99.2

INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

November 14, 2012

Introduction

During 2011, International Tower Hill Mines Ltd. (the “Company” or “ITH”) changed its fiscal year end to December 31.  This Management Discussion & Analysis (“MD&A”) covers the nine month period ended September 30, 2012 and has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of November 14, 2012 and should be read in conjunction with the Company’s audited consolidated financial statements for the seven month period ended December 31, 2011.  Due to the change in year end, the nine month period ended August 31, 2011 has been used as the comparative period to the nine month period ended September 30, 2012.  The Company’s audited consolidated financial statements for the seven month period ending December 31, 2011 were the first annual financial statements that have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  The Company adopted IFRS on June 1, 2011 with a transition date of June 1, 2010.  Except where otherwise noted, all dollar amounts are stated in Canadian dollars.

Caution Regarding Forward Looking Statements

This MD&A contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation.  These statements relate to future events or the future activities or performance of the Company.  All statements, other than statements of historical fact, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, plans and similar expressions, or which by their nature refer to future events.  These forward looking statements include, but are not limited to, statements concerning:

•                  the Company’s strategies and objectives, both generally and specifically in respect of the Livengood project;

•                  the potential for the expansion of the estimated resources at Livengood;

•                  the potential for a production decision concerning, and any production at, the Livengood project;

•                  the completion of a Feasibility Study for the Livengood project;

•                  the potential for higher grade mineralization to form the basis for a starter surface mine shell in any production scenario at Livengood;

•                  the potential overburden geometry of the Livengood deposit being amenable for a low cost surface mine that could support a high production rate and economies of scale;

•                  the potential for cost savings due to the high gravity gold concentration component of some of the Livengood mineralization;

•                  the sequence of decisions regarding the timing and costs of development programs with respect to, and the issuance of the necessary permits and authorizations required for, the Livengood project;

•                  the Company’s estimates of the quality and quantity of the resources at Livengood;

•                  the timing and cost of the planned future exploration programs at Livengood, and the timing of the receipt of results therefrom;

•                  the Company’s future cash requirements;

•                  general business and economic conditions;

•                  the Company’s ability to meet its financial obligations as they come due, and to be able to raise the necessary funds to continue operations on acceptable terms, if at all;

•                  the use of the proceeds from the financing which closed November 10, 2010; and

•                  the ability of the Company to continue to refine the project economics for the Livengood project.

Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Inherent in forward looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including, but not limited to, risks related to the Company’s inability to identify one or more economic deposits on its property, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its property successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks identified herein under “Risk Factors”.

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results are likely to differ, and may differ materially, from those expressed or implied by forward looking statements contained in this MD&A.  Such statements are based on a number of assumptions which may prove incorrect, including, but not limited to, assumptions about:

•                  the demand for, and level and volatility of the price of, gold;

•                  general business and economic conditions;

•                  the timing of the receipt of regulatory and governmental approvals, permits and authorizations necessary to implement and carry on the Company’s planned exploration and potential development program at Livengood;

•                  conditions in the financial markets generally;

•                  the Company’s ability to secure the necessary consulting, drilling and related services and supplies on favourable terms in connection with not only its ongoing exploration program at Livengood but also in connection with the completion of its feasibility study;

•                  the Company’s ability to attract and retain key staff, particularly in connection with the carrying out of a feasibility study and the development of any mine at Livengood;

•                  the accuracy of the Company’s resource estimates (including with respect to size and grade) and the geological, operational and price assumptions on which these are based;

•                  the timing of the ability to commence and complete the planned work at Livengood;

•                  the anticipated terms of the consents, permits and authorizations necessary to carry out the planned exploration and development programs at Livengood and the Company’s ability to comply with such terms on a safe and cost-effective basis;

•                  the ongoing relations of the Company with its underlying lessors and the applicable regulatory agencies;

•                  that the metallurgy and recovery characteristics of samples from certain of the Company’s mineral properties are reflective of the deposit as a whole;

•                  the continued development of and potential construction of any mine at the Livengood property not requiring consents, approvals, authorizations or permits that are materially different from those identified to date by the Company; and

•                  the timetables for the completion of a feasibility study at Livengood.

These forward looking statements are made as of the date hereof and the Company does not intend and does not assume any obligation, to update these forward looking statements, except as required by applicable law.  For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Historical results of operations and trends that may be inferred from the following discussion and analysis may not necessarily indicate future results from operations.  In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations.  See “Risk Factors — Insufficient Financial Resources/Share Price Volatility”.

Caution Regarding Adjacent or Similar Mineral Properties

This MD&A contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) strictly prohibit information of this type in documents filed with the SEC.  As a foreign private issuer preparing this MD&A pursuant to Canadian disclosure requirements under the Canada-U.S. Multi-Jurisdictional Disclosure System, this MD&A is not subject to the requirements of SEC Industry Guide 7.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties, and any production therefore or economics with respect thereto, are not indicative of mineral deposits on the Company’s properties or the potential production from, or cost or economics of, any future mining of any of the Company’s mineral properties.

Cautionary Note to US Investors Concerning Reserve and Resource Estimates

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”). These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that all or part of a mineral deposit in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A and the documents incorporated by reference herein contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Current Business Activities

General

During the three and nine month periods ended September 30, 2012, and to the date of this MD&A, the Company advanced its Livengood Project in Alaska with the continuation of activities in support of the Feasibility Study (“FS”).  Completed FS work included advancement of metallurgical test programs; geotechnical, condemnation, infrastructure, hydraulic gradient, borrow source, and large diameter well drill programs; analyzing results thereof; and the advancement of engineering and environmental studies.

Highlights of activities during and subsequent to the current period include:

•                  The development team made significant advancements on project design which are being driven by an extensive metallurgical test program.  A significant portion of the metallurgical testwork has been completed with final results expected in the fourth quarter.  This work will define the anticipated process flowsheet and recovery rates to be incorporated in the definitive feasibility study.

•                  Between July 1, 2012 and October 21, 2012, 2,536 metres were drilled in 26 holes for hydraulic gradient and infrastructure; 1,292 metres were drilled in 7 holes for condemnation.  In addition 2,695 metres were drilled in 73 holes for the geotechnical and borrow source program, and 1,031 metres were drilled in 7 holes for large diameter wells for pump tests.

•                  The Company continued to conduct metallurgical test work and engineering to advance the definitive feasibility study on schedule for the first half of 2013.

•                  Ongoing environmental baseline data collection for the Livengood Project permitting activities continued, including groundwater; rock characterization; geohydrology; surface water and hydrology; meteorology; wetlands and vegetation; aquatic studies; wildlife and habitat; cultural resources; and large-scale field testing of material geochemical characteristics.

•                  The Company closed a two stage non-brokered private placement financing (the “Offering”) consisting of 11,384,719 common shares of the Company at an average price of $2.60 per common share for gross proceeds of approximately $29.6 million.  The proceeds of the Offering will be used to complete the feasibility study in the first half of 2013 as well as general corporate purposes.

•                  On September 19, 2012, Donald C. Ewigleben was appointed President and CEO of the Company.  Mr. Ewigleben has served as the Chairman of the Board since November 2011 and was involved during the early stages of Livengood’s exploration and development in the 1990’s.  He also has extensive experience on various mining projects in Alaska over his 35 year career in the resource sector.

•                  At the Annual General Meeting of Shareholders held on September 19, 2012, shareholders re-elected the current directors, re-approved and amended the Company’s 2006 Incentive Stock Option plans and re-approved and amended the Company’s Shareholder Rights Plan.

Livengood Project

Feasibility Study

The FS for the Livengood Project is currently underway and scheduled to be released in the first half of 2013.  During the first quarter of 2012, the Company selected Samuel Engineering, Inc. of Greenwood Village, Colorado, to provide process engineering services for its FS.  The Company has also engaged AMEC Environment & Infrastructure, Inc. of Denver, Colorado, to provide geotechnical infrastructure engineering services.

A detailed review of the flow-sheet utilized in the Company’s Preliminary Economic Assessment (“PEA”) of the Livengood Gold Project as contained in the August 25, 2011 NI 43-101 technical report entitled “August 2011 Summary Report on the Livengood Project, Tolovana District, Alaska” (“August 2011 Report”)  indicated further optimization was possible.  In February 2012, 10,800 kg of mineralized rock from approximately 3,000 samples selected from throughout the Livengood deposit were sent to SGS Canada Inc. for the final stage of optimization testing and analysis. SGS has completed gravity test work and results are pending.  Remaining engineering work is focused on determining the secondary system that will be used to complete the gold recovery process. This has been narrowed down to either whole-ore Cyanide in Leach (CIL) or flotation-CIL (the proposed system in the August 2011 PEA). The whole-ore CIL process is being evaluated for potential gold recovery improvements and operational simplicity.  Metallurgical optimization and variation studies have been completed.  The optimization and variance testwork results will be analyzed together and conclusions compiled in the fourth quarter.

A number of trade-off studies and project design alternatives have been evaluated over the last nine months, including various grinding circuits, heap leaching and various reagent additions. At present, the large mill concept has generated results superior to all alternatives.

In May 2012, the Company commenced an 18-hole program of condemnation drilling to either sterilize or establish the presence of significant mineralization in the area surrounding the Money Knob deposit.  The purpose of the condemnation drilling program was to determine appropriate areas for infrastructure development.  Additionally, 4 of these holes are also being used for hydrological studies.  The program was completed in July with 3,065 metres in 19 holes.

Also in May 2012, the Company commenced multi-faceted drill programs consisting of hydraulic gradient, infrastructure, borrow source identification, and large-diameter wells for pump tests.  The hydraulic gradient and infrastructure drilling consisted of 5,826 metres in 49 holes utilizing core drilling.  The geotechnical and borrow source information was obtained from 2,695 metres drilled in 73 holes, utilizing core, sonic, and auger drilling methods.  Seven large diameter wells have been drilled for a total of 1,031 metres.

The drill program from February through October 2012 totalled 15,731 metres in 199 holes.

Upon receipt of metallurgical results and project cost estimates, mine design will re-examine cut-off grades and optimum grade to the mill, which will produce the most economically robust project.

Geotechnical work for surface facility sites has progressed significantly with a key focus on potential tailing and overburden locations and design.

Environmental baseline data collection for Livengood permitting activities continues for groundwater; rock characterization; geohydrology; surface water and hydrology; meteorology; wetlands and vegetation; aquatic studies; wildlife and habitat; cultural resources; and large-scale field testing of material geochemical characteristics. Testing included additional drilling and samples collected during the 2012 field season for geochemical testing.

The advanced level of on-going engineering work allowed the Company to bypass the preparation of a pre-feasibility study and move directly to completion of a definitive feasibility study.  The Livengood FS will provide an update of the anticipated project configuration and an overview of the geology, exploration, surface mine planning, metallurgical test work, process plant and infrastructure engineering, and environmental baseline studies that have been completed to date.

The Company is focusing on completing all the necessary fieldwork and drilling to support the completion of its FS and the environmental work needed to maintain its current permitting schedule.  In order to support the completion of these work programs as well as drilling programs, the Company anticipates spending approximately $60 million for the 2012 fiscal year ending December 31, 2012.  Cash expenditures on the Livengood Project for the three months ended September 30, 2012 were $13.8 million which included drilling related to exploration activities and field costs and other investigations and studies.  For the nine months ended September 30, 2012, total cash expenditures on the Livengood Project were $36.3 million which includes land acquisitions, drilling related to exploration activities and field costs and other investigations and studies.  In addition to the cash expenditures on the Livengood Project, cash expenditures for operating activities for the three and nine months ended September 30, 2012 were $3.1 million and $6.8 million, respectively.

Use of Financing Proceeds

The Company closed a bought deal short form prospectus and a private placement financing on November 10, 2010.  The Company disclosed that it intended to use the net proceeds from the two financings for continued work on the Livengood Project and for general working capital purposes.  The “Use of Proceeds” plan contained in the Company’s short form prospectus dated November 5, 2010, projected total Livengood project expenditures dating from September 1, 2010 (beginning of Q2 for the Fiscal Year ending May 31, 2011) to May 31, 2014. The use of proceeds plan totalled $136.6 million for the period ending May 31, 2014.  Table 1 shows the expenditures to August 31, 2012, the month in which the total budgeted spending was reached, compared with the intended use of proceeds.

Table 1: Comparison of Proposed Use of Proceeds with Actual Use of Proceeds to August 31, 2012

Project Cost Center	Total Budget Year ended May 2011 to Period ended May 2014(2)	Actual September 1, 2010 through August 31, 2012(1)	Variance (Total Budget - Actual through August 31, 2012(1)

Project administration	$31,101,800	$9,891,780	$21,210,020
Geological and field operations	67,136,000	69,512,460	(2,376,460)
Metallurgical studies	6,883,300	6,639,590	243,710
Infrastructure and engineering	8,887,400	15,054,870	(6,167,470)
Environmental and community engagement	14,431,300	9,454,319	4,976,981
Mining studies	2,415,400	795,726	1,619,674
Project integration	1,882,300	814,305	1,067,995
Land purchases(3)	—	27,135,546	(27,135,546)

Subtotal	132,737,500	139,298,596	(6,561,096)

Offering costs	3,837,500	502,208	3,335,292

Total	$136,575,000	$139,800,804	$(3,225,804)

(1)Unaudited Livengood Project Reporting

(2)As disclosed in the prospectus dated November 5, 2010

(3)The amount does not include the value of the Company’s derivative liability.

Table 1 shows a variance of approximately $3.2M from the $136.6M for the total budget period.  During the month of August 2012, the Company had reached the total amount of budgeted spending outlined in the use of proceeds plan contained in the Company’s short form prospectus dated November 5, 2010.

The planned program included geological and field operations, metallurgical studies, engineering, and environmental baseline studies.  The overall program was accelerated as drilling to define the resource advanced very well through to mid-2011 and the Company completed a PEA in August of 2011, and is now advancing to complete the FS during the first half of 2013.

Project administration expenditures were below the plan rate but were adequate for the needs of the project.  Geological and field programs were accelerated, including expenditures necessary to obtain all condemnation and geotechnical data required for engineering, geotechnical, and environmental evaluations to support completion of the FS.  Metallurgical study scope and costs were expanded and accelerated to insure representative recoveries of the rock types are utilized in project mine planning and economics. These results will provide the necessary information to support the FS.  Engineering expenditures were above plan to provide the detailed basis for FS completion.  Environmental baseline studies were less than originally planned but additional drilling and environmental sampling were incurred for baseline data analysis providing the required level of data for the feasibility study.  Additional costs will be incurred in future permitting activities.  Expenditures for mining studies were below plan and additional mine planning work will be completed upon receipt of updated metallurgical recoveries.  Project integration costs were below plan due to additional completion of the metallurgical results and the engineering drilling results which delayed anticipated spending.  The land purchases were not originally budgeted for the period prior to May, 2014, but were accelerated to facilitate infrastructure engineering and permitting.

Much of the total budgeted spending from the above plan was accelerated in order to support the completion of the FS scheduled for the first half of 2013.  The additional financing completed by the Company during the quarter ended September 30, 2012 is expected to provide the Company with resources necessary to complete the FS as well as for general working capital requirements through 2013.

Qualified Person and Quality Control/Quality Assurance

Development work at the Livengood Project site was directed by Thomas E. Irwin, Vice President, Alaska.

The geologic work program at Livengood was designed and is supervised by Chris Puchner, Chief Geologist (CPG 07048) of the Company who is a qualified person as defined by National Instrument 43-101.  Mr. Puchner is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site project personnel photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  On-site personnel at the project log and track all samples prior to sealing and shipping.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska, for preparation and then on to ALS Chemex in Reno, Nevada, or Vancouver, B.C., for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Risk Factors

Due to the nature of the Company’s proposed business and the present stage of exploration of its Livengood property interests (which is an advanced stage exploration project, but with no known reserves), the following risk factors, among others, will apply:

Resource Exploration and Development is Generally a Speculative Business:  Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production.  The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

While the Livengood project has estimated measured, inferred and indicated resources identified, there are no known reserves on any of the Company’s properties.  The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.  Substantial expenditures are required to; establish ore reserves through drilling and metallurgical and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate or expand mining and processing facilities.  No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercial mineable ore body which can be legally and economically exploited.

Fluctuation of Metal Prices:  Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  The Company’s long-term viability and profitability depend, in large part, upon the market price of metals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of any minerals produced from the Company’s properties will be such that any such deposits can be mined at a profit.

Permits and Licenses:  The operations of the Company will require licenses and permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all.  Delays in obtaining, or a failure to obtain, any such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

Acquisition of Mineral Claims under Agreements:  The agreements pursuant to which the Company has the right to acquire interests in a number of its properties at Livengood provide that the Company must make a series of cash payments over certain time periods and/or expend certain minimum amounts on the exploration of the properties.  Failure by the Company to make such payments or make such expenditures in a timely fashion may result in the Company losing its interest in such properties.  There can be no assurance that the Company will have, or be able to obtain, the necessary financial resources to be able to maintain all of its property agreements in good standing, or to be able to comply with all of its obligations thereunder, with the result that the Company could forfeit its interest in one or more of its mineral properties.

Proposed Amendments to the United States General Mining Law of 1872:  In recent years, the United States Congress has considered a number of proposed amendments to the U.S. General Mining Law of 1872 (“Mining Law”).  If adopted, such legislation, among other things, could impose royalties on mineral production from unpatented mining claims located on United States federal lands (which includes certain of the mining claims at Livengood), result in the denial of permits to mine after the expenditure of significant funds for exploration and development, reduce estimates of mineral reserves and reduce the amount of future exploration and development activity on United States federal lands, all of which could have a material and adverse effect on the Company’s cash flow, results of operations and financial condition.

Uncertainties Relating to Unpatented Mining Claims:  Some of the mining claims at the Livengood property are federal or Alaska State unpatented mining claims.  There is a risk that a portion of such unpatented mining claims could be determined to be invalid, in which case the Company could lose the right to mine any minerals contained within those mining claims.  Unpatented mining claims are created and maintained in accordance with the applicable US federal and Alaska state mining laws.  Unpatented mining claims are unique to United States property interests, and are generally considered to be subject to greater title risk than other real property interests due to the validity of unpatented mining claims often being uncertain.  This uncertainty arises, in part, out of the complex federal and state laws and regulations under the Mining Law.  Unpatented mining claims are always subject to possible challenges of third parties or contests by the United States federal or Alaska State governments.  The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law.  Title to the unpatented mining claims may also be affected by undetected defects such as unregistered agreements or transfers.  The Company has not obtained full title opinions for the majority of its mineral properties.  Not all the mineral properties in which the Company has an interest have been surveyed, and their actual extent and location may be in doubt.

Surface Rights and Access:  Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures.  In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights through the courts can be costly and time consuming.  It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required.  There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore it may be unable to carry out planned mining activities.  In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction the outcomes of which cannot be predicted with any certainty.  The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate.

No Assurance of Profitability:  The Company has no history of production or earnings and due to the nature of its business there can be no assurance that the Company will be profitable.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The Company’s property is in the exploration stage and the Company has not defined or delineated any proven or probable reserves on its property.  The Company’s property is not currently under development.  Continued exploration of its existing property and the future development of any properties found to be economically feasible, will require significant funds.  The only present source of funds available to the Company is through the sale of its equity shares, short-term, high-cost borrowing or the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings, short-term borrowing or through the sale or possible syndication of its property, there is no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks:  Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions.  These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability.  The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all.  The Company may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  The Company cannot predict whether or not such legislation, policies or controls, as presently in effect, will remain so, and any changes therein (for example, significant new royalties or taxes), which are completely outside the control of the Company, may materially adversely affect to ability of the Company to continue its planned business within any such jurisdictions.

Market events and conditions: Since 2008, the U.S. credit markets have experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities.  These problems have led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence.  These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially.  In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

While these conditions appear to have improved slightly in 2011 and into 2012, unprecedented disruptions in the credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies.  These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations.  The Company’s access to additional capital may not be available on terms acceptable to it or at all.

General economic conditions:  The recent unprecedented events in global financial markets have had a profound impact on the global economy.  Many industries, including the gold and base metal mining industry, are impacted by these market conditions.  Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity.  A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect our growth and profitability.  Specifically:

•                  The global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity;

•                  the volatility of gold and other base metal prices may impact the Company’s future revenues, profits and cash flow;

•                  volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs;

•                  the devaluation and volatility of global stock markets impacts the valuation of the common shares, which may impact the Company’s ability to raise funds through the issuance of common shares.

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Insufficient Financial Resources:  While the Company has sufficient resources to complete the FS in the first half of 2013, the Company does not presently have sufficient financial resources to undertake by itself to complete the permitting process and, if a production decision is made, the construction of a mine at Livengood.  The completion of the permitting process, and any construction of a mine at Livengood following the making of a production decision, will therefore depend upon the Company’s ability to obtain financing through the sale of its equity securities, a possible joint venturing of the project or the securing of significant debt financing.  There is no assurance that the Company will be successful in obtaining the required financing to complete the permitting process or construct and operate a mine at Livengood (should a production decision be made).  Failure to raise the required funds could result in the interest of the Company in the Livengood project being significantly diluted or lost altogether or the Company being unable to complete the permitting process or construct a mine at Livengood (following any production decision that may be made).

Financing Risks:  The Company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of the Livengood project or to fulfil its obligations under any applicable agreements.  Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of Livengood with the possible loss of its interest in such property.

Dilution to the Company’s existing shareholders:  The Company may require additional equity financing be raised in the future.  The Company may issue securities on less than favourable terms to raise sufficient capital to fund its business plan.  Any transaction involving the issuance of equity securities or securities convertible into common shares would result in dilution, possibly substantial, to present and prospective holders of common shares.

Increased costs:  Management anticipates that costs at the Company’s projects will frequently be subject to variation from one year to the next due to a number of factors, such as changing ore grade, metallurgy and revisions to mine plans, if any, in response to the physical shape and location of the ore body.  In addition, costs are affected by the price of commodities such as fuel, rubber and electricity.  Such commodities are at times subject to volatile price movements, including increases that could make production at certain operations less profitable.  A material increase in costs at any significant location could have a significant effect on the Company’s profitability.

Dependence Upon Others and Key Personnel:  The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability of the Company to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions; and (ii) the ability to attract and retain additional key personnel in exploration, mine development, sales, marketing, technical support and finance.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend.  The Company has relied and may continue to rely upon consultants and others for operating expertise.

Currency Fluctuations:  The Company maintains its accounts in Canadian and U.S. dollars, making it subject to foreign currency fluctuations.  Such fluctuations may materially affect the Company’s financial position and results.

Share Price Volatility:  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Exploration and Mining Risks:  Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.  The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.  Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations.  There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations.  Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

Environmental Restrictions:  The activities of the Company are subject to environmental regulations promulgated by government agencies in the United States from time to time.  Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations.  Certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Regulatory Requirements:  The activities of the Company are subject to extensive regulations governing various matters, including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation.  Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures.  The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements.  It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company’s operations and delays in the exploration and development of the Company’s property.

Limited Experience with Development-Stage Mining Operations:  The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  There can be no assurance that the Company will have available to it the necessary expertise when and if it places the Livengood project into production.

Estimates of Mineral Reserves and Resources and Production Risks:  The mineral resource estimates included in this MD&A are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited.  The estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information.  There is significant uncertainty in any mineral resource or mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from the Company’s estimates.  In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.  Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have a material adverse effect on mining operations and on the results of operations.  There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations.  Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.  The estimated resources described in this MD&A should not be interpreted as assurances of mine life or of the profitability of future operations.  Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in applicable commodity prices, further exploration or development activity or actual production experience.  This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource or mineral reserve estimates.  Market price fluctuations for gold, silver or base metals, increased production costs or reduced recovery rates or other factors may render any particular reserves uneconomical or unprofitable to develop at a particular site or sites.  A reduction in estimated reserves could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges.

Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Enforcement of Civil Liabilities:  As substantially all of the assets of the Company and its subsidiaries are located outside of Canada, and certain of the directors and officers of the Company are resident outside of Canada, it may be difficult or impossible to enforce judgements granted by a court in Canada against the assets of the Company or the directors and officers of the Company residing outside of Canada.

Mining Industry is Intensely Competitive:  The Company’s business of the acquisition, exploration and development of mineral properties is intensely competitive.  The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which may have greater financial resources, operational experience and technical capabilities than the Company.  The Company may also encounter increasing competition from other mining companies in efforts to hire experienced mining professionals.  Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters.  Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

ITH may be a “passive foreign investment company” under the U.S. Internal Revenue Code, which may result in material adverse U.S. federal income tax consequences to investors in common shares that are U.S. taxpayers:  Investors in common shares that are U.S. taxpayers should be aware that ITH believes that it has been in prior years, and expects it will be in the current year, a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”).  If ITH is or becomes a PFIC, generally any gain recognized on the sale of the common shares and any “excess distributions” (as specifically defined) paid on the common shares must be rateably allocated to each day in a U.S. taxpayer’s holding period for the common shares.  The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the common shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a “qualified electing fund” (a “QEF”) election with respect to ITH generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of ITH’s “net capital gain” and “ordinary earnings” (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by ITH.  U.S. taxpayers should be aware, however, that there can be no assurance that ITH will satisfy record keeping requirements under the QEF rules or that ITH will supply U.S. taxpayers with required information under the QEF rules, in event that ITH is a PFIC and a U.S. taxpayer wishes to make a QEF election.  As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if ITH is a PFIC and the common shares are “marketable stock” (as specifically defined).  A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which ITH is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in the common shares.

Selected Financial Information

The following financial data has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) and are expressed in Canadian dollars unless otherwise stated.  The following selected financial information is taken from the Company’s condensed consolidated interim financial statements and should be read in conjunction with those statements along with the Company’s audited consolidated financial statements for the seven month period ended December 31, 2011 and for the year ended May 31, 2011.  The Company changed its fiscal year end to December 31 from May 31 effective December 31, 2011.  Selected financial information appears below.

Nine Months Ended September 30, 2012 and August 31, 2011

	September 30, 2012 $	August 31, 2011 $
Description	(nine months)	(nine months)

Interest income	$152,491	$908,030
Consulting fees (including share-based payments)	2,319,040	2,041,921
Wages and benefits (including share-based payments)	10,359,060	8,316,933
Investor relations (including share-based payments)	406,712	616,291
Foreign exchange loss	233,017	67,333
Unrealized loss on derivative liability	$4,139,550	$—

Net loss	$(18,642,824)	$(11,693,331)
Exchange difference on translating foreign operations	(4,430,450)	(2,554,229)

Total comprehensive loss	$(23,073,274)	$(14,247,560)

Basic and diluted loss per share	$(0.21)	$(0.14)

	September 30, 2012	December 31, 2011
Statement of Financial Position:
Cash and cash equivalents	$42,340,438	$55,642,179
Total current assets	42,975,355	56,599,339
Exploration and evaluation assets	186,045,565	158,041,441
Long term financial liabilities	$24,690,870	$21,153,600

The Company ended the period with $42,340,438 of cash and cash equivalents.  The Company spent $36,341,017 on exploration and evaluation assets and used $6,794,042 in operating activities.  The Company generated cash from financing activities of $29,197,913.  Share-based payment charges of $7,198,927 in the period was due to the granting of options and recognizing the expense associated with the vesting of certain stock options granted in the period and in the prior year to directors, officers, employees and consultants.

Nine Months Ended September 30, 2012 compared to Nine Months Ended August 31, 2011

Due to the Company changing its fiscal year end to December 31 from May 31 during 2011, the Company’s results and activity for the nine months ended September 30, 2012 are compared to the nine month period ended August 31, 2011.  The following discussion highlights selected financial information and changes in operations between the nine month periods ended September 30, 2012 and August 31, 2011.

The Company incurred a net loss of $18,642,824 for the period ended September 30, 2012, compared to a net loss of $11,693,331 for the period ended August 31, 2011.  Share-based payment charges were $7,198,927 (August 31, 2011 - $6,289,235).  The increase in share-based payment charges during the period was the result of stock option grants in the current year period and vesting of prior stock option grants.  The Company granted 6,380,000 options during the nine months ended September 30, 2012 compared to 2,865,000 during the period ended August 31, 2011.

Wages and benefits for the period increased to $5,013,122 from $3,692,290 (August 31, 2011) excluding share-based payment charges of $5,345,938 and $4,624,643 (August 31, 2011), as a result of increased personnel and hiring of new officers during the period.

Consulting fees increased to $890,301 from $580,244 (August 31, 2011) excluding share-based payment charges of $1,428,739 and $1,461,677 (August 31, 2011) as a result of fees related to the Company’s interim CEO during 2012.

Investor relations expense decreased to $406,712 (August 31, 2011 - $616,291) due to decreased personnel and activities and their related costs during the nine months ended August 31, 2011 related to informing the investment community about the transfer of assets to Corvus Gold Inc. (“Corvus”).

Other items amounted to a loss of $4,153,246 during the current year period compared to a gain of $996,702 during the period ended August 31, 2011.  The loss in the current period resulted mainly from the revaluation of the derivative liability at September 30, 2012 generating an unrealized loss of $4,139,550.  In addition to the unrealized loss on the derivative liability, the Company had unrealized losses on marketable securities of $76,500 (August 31, 2011 - $37,000) and a loss on foreign exchange of $233,017 (August 31, 2011 - $67,333).  Offsetting these losses, the Company recognized interest income of $152,491 (August 31, 2011 — $908,030) reflecting a lower cash balance in the current year and income from mineral property earn-in of $143,330 related to the Terra and Chisna properties transferred to Corvus in 2010 (August 31, 2011 - $217,660).  During the period ended August 31, 2011 the Company incurred spin-out costs of $54,655 related to the transfer of assets to Corvus.

Three Months Ended September 30, 2012 and August 31, 2011

	September 30, 2012 $	August 31, 2011 $
Description	(three months)	(three months)

Interest income	$38,249	$320,563
Consulting fees (including share-based payments)	1,863,661	1,645,426
Wages and benefits (including share-based payments)	4,165,757	6,420,625
Investor relations (including share-based payments)	224,726	146,012
Foreign exchange gain (loss)	(663,200)	37,385
Unrealized loss on derivative liability	$3,913,200	$—

Net loss	$(11,165,500)	$(8,364,241)
Exchange difference on translating foreign operations	(5,692,697)	3,168,181

Total comprehensive loss	$(16,858,197)	$(5,196,060)

Basic and diluted loss per share	$(0.12)	$(0.10)

	September 30, 2012	December 31, 2011
Statement of Financial Position:
Cash and cash equivalents	$42,340,438	$55,642,179
Total current assets	42,975,355	56,599,339
Exploration and evaluation assets	186,045,565	158,041,441
Long term financial liabilities	$24,690,870	$21,153,600

Three Months Ended September 30, 2012 compared to Three Months Ended August 31, 2011

The following discussion highlights selected financial information and changes in operations between the three month periods ended September 30, 2012 and August 31, 2011.

The Company incurred a net loss of $11,165,500 for the quarter ended September 30, 2012, compared to a net loss of $8,364,241 for the quarter ended August 31, 2011.  Share-based payment charges were $4,233,754 (August 31, 2011 - $5,777,367).  The decrease in share-based payment charges during the quarter was the result of current year stock option grants being issued at lower exercise prices than prior year grants.

Wages and benefits for the quarter decreased to $1,709,140 from $2,160,362 (August 31, 2011) excluding share-based payment charges of $2,456,617 and $4,260,263 (August 31, 2011), as a result of higher severance charges and hiring of officers in the prior year quarter.

Consulting fees increased to $434,922 from $183,749 (August 31, 2011) excluding share-based payment charges of $1,428,739 and $1,461,677 (August 31, 2011) as a result of fees related to the Company’s interim CEO during 2012.

Other items amounted to a loss of $4,454,151 during the current year period compared to a gain of $476,948 during the quarter ended August 31, 2011.  The loss in the current period resulted mainly from the revaluation of the derivative liability at September 30, 2012 generating an unrealized loss of $3,913,200.  In addition to the unrealized loss on the derivative liability, the Company had a loss on foreign exchange of $663,200 (August 31, 2011 - $37,385 gain).  Offsetting these losses were unrealized gains on marketable securities of $84,000 (August 31, 2011 - $119,000) and interest income of $38,249 (August 31, 2011 — $320,563) reflecting a lower cash balance in the current year.

Share-based payment charges

Share-based payment charges for the three months ended September 30, 2012 of $4,233,754 (August 31, 2011 - $5,777,367) were allocated as follows:

Three months ended September 30, 2012	Before allocation of share-based payment charges	Share-based payment charges	After allocation of share-based payment charges

Exploration and evaluation assets	$185,821,405	$224,160	$186,045,565
Consulting fees	434,922	1,428,739	1,863,661
Investor relations expense	100,488	124,238	224,726
Wages and benefits	1,709,140	2,456,617	4,165,757

		$4,233,754

Share-based payment charges for the nine months ended September 30, 2012 of $7,198,927 (August 31, 2011 - $6,289,235) were allocated as follows:

Nine months ended September 30, 2012	Before allocation of share-based payment charges	Share-based payment charges	After allocation of share-based payment charges

Exploration and evaluation assets	$185,747,428	$298,137	$186,045,565
Consulting fees	890,301	1,428,739	2,319,040
Investor relations expense	280,994	125,718	406,712
Professional fees	447,445	395	447,840
Wages and benefits	5,013,122	5,345,938	10,359,060

		$7,198,927

Supplemental Information:

Comparison to Prior Quarterly Periods

The following selected financial information is a summary of quarterly results taken from the Company’s unaudited condensed consolidated interim financial statements prepared in accordance with IFRS:

Description	September 30, 2012	June 30, 2012	March 31, 2012	4 months December 31, 2011

Interest Income	$38,249	$29,519	$84,723	$270,350
Net loss	(11,165,500)	(1,145,728)	(6,331,596)	(2,675,646)
Basic and diluted loss per common share	$(0.12)	$(0.02)	$(0.07)	$(0.03)

Description	August 31, 2011	May 31, 2011	February 28, 2011	November 30, 2010

Interest Income	$320,563	$317,865	$269,602	$27,142
Net loss	(8,364,241)	(1,904,305)	(1,424,785)	(2,134,304)
Basic and diluted loss per common share	$(0.10)	$(0.02)	$(0.02)	$(0.03)

The discussion above provides certain reasons for some of the variations in the quarterly numbers but, as with most junior mineral exploration companies, the results of operations (including interest income and net losses) are not the main factor in establishing the financial health of the Company.  Of far greater significance are the mineral properties in which the Company has, or may earn, an interest, its working capital and its number of shares outstanding.  The results over quarters are primarily dependent upon the success of the Company’s ongoing property evaluation program and the timing and results of the Company’s exploration activities on its mineral properties.  There are no general trends regarding the Company’s quarterly results, and the Company’s business of mineral exploration is seasonal.  Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options or paid any employee bonuses (typically paid in November or December) or severance. These are factors that account for material variations in the Company’s quarterly net losses, none of which are predictable.  The write-off of mineral properties can have a material effect on quarterly results as and when they occur.  The granting of stock options and related share-based payment charges had a significant impact on net loss during the quarters ended September 30, 2012, March 31, 2012, and August 31, 2011.  During the three month periods ended September 30, 2012, June 30, 2012, March 31, 2012 and the four month period ended December 31, 2011, net loss was significantly impacted by the changes in value of the Company’s derivative liability.  General operating costs other than the specific items noted above tend to be quite similar from period to period, although they will increase quarter over quarter as the Company increases the number of employees as necessary to meet the requirements of its increased work at the Livengood Project.  The variation in interest income is related solely to the interest earned on funds held by the Company, which is dependent upon the success of the Company in raising the required financing for its activities which will vary with overall market conditions, and is therefore difficult to predict.

Liquidity and Capital Resources

The Company has no revenue generating operations.  To date, the Company’s ongoing operations have been predominantly financed through sale of its equity securities by way of private placements and the subsequent exercise of share purchase and broker warrants and options issued in connection with such private placements.  However, the exercise of warrants and options is dependent primarily on the market price and overall market liquidity of the Company’s securities at or near the expiry date of such warrants and options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants and options will be exercised.  This situation is unlikely to change until such time as the Company can develop a bankable feasibility study for the Livengood Project.

As at September 30, 2012, the Company reported cash and cash equivalents of $42,340,438 compared to $55,642,179 at December 31, 2011.  The decrease of approximately $13.3 million resulted mainly from expenditures on the Livengood Project during the 2012 exploration season, advancing work towards the FS, as well as the payments related to the December 2011 acquisition of placer claims in the vicinity of the Livengood Project, offset by proceeds from financing activities during the quarter ended September 30, 2012.  The Company continues to utilize its cash resources to fund the Livengood Project exploration, permitting, feasibility data compilation, including related metallurgical and geotechnical studies, and administrative requirements.  During the three month period ended September 30, 2012 investing activities were comprised of exploration and evaluation assets expenditures of $13,811,471 (August 31, 2011 - $14,619,179).  Cash used in operating activities during the three month period ended September 30, 2012 were $3,121,110 (August 31, 2011 - $2,651,991).  The Company generated cash from financing activities during the quarter of $29,197,913 (August 31, 2011 - $229,950).  During the nine month period ended September 30, 2012 investing activities were comprised of exploration and evaluation assets expenditures of $36,341,017 (August 31, 2011 - $31,281,737).  Cash used in operating activities during the nine month period ended September 30, 2012 was $6,794,042 (August 31, 2011 - $5,747,605).  The Company generated cash from financing activities during the period of $29,197,913 (August 31, 2011 - $7,375,389).

As at September 30, 2012, the Company had working capital of $34,827,148 compared to working capital of $46,104,290 at December 31, 2011.  The Company expects that it will operate at a loss for the foreseeable future, but believes the current cash and cash equivalents will be sufficient for it to complete the non-discretionary activities at Livengood, and its currently anticipated general and administrative costs, through the 2012 and 2013 fiscal years.  To advance the Livengood Project towards permitting and development at its optimal timeline, the Company anticipates continuing its investigations, studies and drilling programs and anticipates spending approximately $60 million for the 2012 fiscal year ending December 31, 2012.  The additional financing completed by the Company in the third quarter of 2012 will fund the continued operations for the fiscal year and the planned activities for completing the FS in 2013.  The Company will require significant additional financing to continue its operations (including general and administrative expenses) beyond the anticipated completion of the FS, particularly in connection with any post FS activities at Livengood and the development of any mine that may be determined to be built at Livengood, and there is no assurance that the Company will be able to obtain the additional financing required on acceptable terms, if at all.  In addition, any significant delays in the issuance of required permits for the ongoing work at Livengood, or unexpected results in connection with the ongoing work, could result in the Company being required to raise additional funds to advance permitting efforts.

During the period ended September 30, 2012, the Company closed a non-brokered private placement financing through the issuance of 11,384,719 common shares.  The shares were issued in two stages.  The first stage closed on August 3, 2012 and consisted of 9,458,308 common shares issued at $2.60 per share for gross proceeds of $24,591,600.  The second stage of the offering closed on September 17, 2012 and consisted of 1,926,411 common shares issued at $2.5955 per share for gross proceeds of $5,000,000. The Company paid a cash finder’s fee of 4% of gross proceeds in connection with

$10,000,000 of the total offering.  Total share issuance costs for this non-brokered private placement financing amounted to $551,397.

Despite the Company’s success to date in raising significant equity financing to fund its operations, there is significant uncertainty that the Company will be able to secure any additional financing in the current or future equity markets — see “Risk Factors — Insufficient Financial Resources/Share Price Volatility”.  The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

Other than cash held by its subsidiaries for their immediate operating needs in Alaska and Colorado, all of the Company’s cash reserves are on deposit with a major Canadian chartered bank or invested in Government of Canada Treasury Bills, Certificates of Deposit or Banker’s Acceptances issued by major Canadian chartered banks.  The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions.  However, to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

There have been no material changes to the Company’s contractual obligations for optional mineral property payments and work commitments and committed office and equipment lease obligations as disclosed in the Company’s MD&A for the period ended December 31, 2011.

Transactions with Related Parties

During the three and nine months ended September 30, 2012, the Company incurred the following related party expenditures.

Relationship	Purpose of transaction	Three months	Nine months

Directors of the Company	Director’s fees	$100,084	$244,917

Director of the Company	Consulting fees	$285,771	$375,771

Key management personnel	Wages & Benefits (including signing bonuses and severance)	$943,821	$1,651,386
	Share-based payments	$2,317,522	$5,104,684
	Consulting, investor relations and rent	$16,000	$100,000

A company controlled by a VP of the Company (until June 30, 2012)	Professional fees	$12,500	$37,500

A law firm in which a director of the Company is a partner	Professional fees	$205,081	$217,634

A company with common officers	Administration and rent	$2,728	$13,812

Key management personnel include the Company’s Chief Executive Officer, the Chief Financial Officer, the Chief Administrative Officer and General Counsel, as well as certain other officers.

The Company has entered into a retainer agreement dated August 1, 2008 with Lawrence W. Talbot Law Corporation (“LWTLC”), pursuant to which LWTLC agrees to provide legal services to the

Company.  Pursuant to the retainer agreement, the Company has agreed to pay LWTLC an annual retainer of $50,000 (plus applicable taxes and disbursements).  The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice).

The Company has entered into a consulting agreement dated September 14, 2012 with Jeffery A. Pontius, a director and former interim-CEO of the Company, pursuant to which Mr. Pontius will provide consulting services in connection with the ongoing operations, strategic planning, marketing and communication strategy of the Company.  The agreement is for a period of twelve months at a monthly cost of $4,000 per month terminating on September 30, 2013.

These transactions with related parties have been valued in the unaudited condensed consolidated interim financial statements at the estimated fair value, which is the amount of consideration established and agreed to by the related parties.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

As at the date of this MD&A there are no proposed transactions that the board of directors, or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with and that have not been publicly disclosed.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period.  These judgments, estimates and assumptions are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.  While management believes the estimates to be reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows. The areas which require significant judgment and estimates that management has made at the financial reporting date, that could result in a material change to the carrying amounts of assets and liabilities, in the event actual results differ from the assumptions made, relate to, but are not limited to the following:

Significant estimates

a)             the fair value determination and inputs used in the valuation of the derivative liability;

b)             the inputs used in determining the fair value of share-based payments upon granting of stock options; and

c)              the amounts of provisions, if any, for environmental rehabilitation and restoration.

Significant judgments

a)             the determination of functional currencies; and

b)             the analysis of resource calculations, drill results, labwork, etc. which can impact the Company’s assessment of impairments, calculation of depreciation, and provisions, if any, for environmental rehabilitation and restoration.

Changes in Accounting Policies

Transition to US Generally Accepted Accounting Principles

Historically, and including these condensed consolidated interim financial statements, the Company has prepared its financial statements under IFRS for reporting as permitted by security regulators in Canada, as well as in the United States under the status of a foreign private issuer as defined by the US Securities and Exchange Commission (the “SEC”).  In the third quarter of 2012, the Company determined that it no longer qualifies as a foreign private issuer under the SEC rules.  As a result, beginning January 1, 2013 the Company is required to report with the SEC on domestic forms and comply with domestic company rules.  Consequently, the Company will be required to prepare its financial statements using US Generally Accepted Accounting Principles (“US GAAP”), presented in US dollars, effective beginning with the Company’s 2012 annual consolidated financial statements and for all subsequent reporting periods.  The transition to US GAAP will be made retrospectively for all periods from the Company’s inception.  Under US GAAP, all mineral exploration and development expenditures are expensed in the year incurred for exploration stage companies.  The Company is currently evaluating all other impacts of the conversion to US GAAP on the financial statements.

Financial Instruments and Other Instruments

The carrying values of the Company’s current financial instruments, which include cash and cash equivalents, marketable securities, accounts receivable, and accounts payable and accrued liabilities, approximate their respective fair values due to their short-term maturity.  Due to the short term of all such instruments, the Company does not believe that it is exposed to any material risk with respect thereto.

The Company’s cash and cash equivalents at September 30, 2012 was $42,340,438 of which $36,222,149 was held in US dollars.

The Company’s accounts receivables and payables at September 30, 2012 were normal course business items that are settled on a regular basis.  The Company’s investments in Millrock Resources Inc. and Ocean Park Ventures Corp. were carried at quoted market value, and were classified as “fair value through profit and loss” for accounting purposes.

During December 2011, the Company acquired certain mining claims and related rights in the vicinity of the Livengood Project located near Fairbanks, Alaska.  The aggregate consideration was USD 13,500,000 in cash plus an additional contingent payment based on the five-year average daily gold price (“Average Gold Price”) from the date of the acquisition.  The contingent payment will equal USD 23,148 for every dollar that the Average Gold Price exceeds USD 720 per troy ounce.  If the Average Gold Price is less than USD 720/oz, there will be no additional contingent payment.  This additional contingent payment is classified as a derivative liability.

At initial recognition on December 13, 2011 the derivative liability was valued at USD 23,100,000.  The key assumption used in the valuation of the derivative is the estimate of the future Average Gold Price.  The estimate of the future Average Gold Price was determined using a forward curve on future gold prices as published by the CME Group.  The CME Group represents the merger of the Chicago Mercantile Exchange (CME), the Chicago Board of Trade (CBOT), the New York Mercantile Exchange (NYMEX) and its commodity exchange division, Commodity Exchange, Inc. (COMEX).

The fair value of the derivative liability and the estimated future Average Gold Price in USD are as follows:

	Total USD	Average Gold Price (USD/oz.)

Derivative value at December 13, 2011	$23,100,000	$1,720
Unrealized (gain) loss for the period	(2,300,000)
Derivative value at December 31, 2011	20,800,000	$1,619
Unrealized (gain) loss for the period	4,300,000
Derivative value at September 30, 2012	$25,100,000	$1,805

Changes in Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.  Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s consolidated financial statements in accordance with IFRS; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company’s assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.  Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company’s consolidated financial statements would be prevented or detected.  The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the period ended September 30, 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure of Outstanding Share Data as at the date of this MD&A

Authorized and Issued capital stock:

Authorized	Issued	Value
500,000,000 common shares without par value	98,068,638	$244,905,289

Incentive Stock Options Outstanding:

Number	Exercise Price	Expiry Date
190,000	$9.15	January 10, 2013
950,000	$7.47	July 28, 2013
1,000,000	$8.35	May 9, 2016
650,000	$8.07	August 23, 2016
100,000	$5.64	November 15, 2016
650,000	$4.43	January 3, 2017
30,000	$4.60	January 9, 2017
4,700,000	$3.17	August 24, 2017
1,000,000	$2.91	September 19, 2017
9,270,000

Warrants Outstanding:

There were no share purchase warrants outstanding at the date of this MD&A.

Additional Sources of Information

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.ithmines.com.  Readers are urged to review these materials, including the technical reports filed with respect to the Company’s Livengood property.